Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

January 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ernest Greene

Re:	Sacks Parente Golf, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 10, 2023
File No. 333-266610

Ladies and Gentlemen:

By letter dated January 19, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s Amendment No. 3 to Registration Statement on Form S-1, described above (the “Registration Statement”).

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Registration Statement.

Concurrently herewith, the Company is filing Amendment No. 4 to the Registration Statement.

Form S-1/A Filed on January 10, 2023

Prospectus Summary

Risks Associated with our Business, page 7

1.	We note your disclosure that the Company “may not maintain the listing of our Common Stock on the Nasdaq which could limit investors’ ability to make transactions in our Common Stock and subject us to additional trading restrictions.” Please revise in light of your disclosure that the offering is contingent on your Company’s Nasdaq listing status.

COMPANY’S RESPONSE

This disclosure concerns our ability to maintain the listing of our Common Stock on Nasdaq based on our ability to meet the continued listing requirements, and the risk that our Common Stock may be de-listed. Our offering remains contingent on our Nasdaq listing status. We have revised the disclosure to clarify.

Prospectus Summary

Forward Stock Split, page 8

2.	We note your response and revised disclosure to prior comment 4. Please provide the following.

●	On pages 8, 10 and F-31, you disclose that all share and per share information in this prospectus (other than in the historical financial statements included herein beginning at page F-1) has been adjusted to reflect the forward stock split of the authorized and outstanding common stock. Give that the forward stock split will occur after the effectiveness of your registration statement, please note that it is not appropriate to adjust all share and per share per share information. Please revise your disclosure instead to indicate that you have provide pro forma disclosures to show the impact of the forward stock split;

COMPANY’S RESPONSE

On pages 8, 10, and F-31, we revised our disclosure to indicate that we are providing pro forma disclosures to show the impact of the forward stock split.

●	On page 10 under Selected Summary Consolidated Financial Data, it appears that you have included both historical and pro forma net loss per share, basic and diluted and weighted average shares used. However, it is not clear what the pro forma amounts represent. Please revise your disclosure to include a footnote that explains what the pro forma amounts represent. Please also include the pro forma net loss per share, basic and diluted and weighted average shares used to also show the impact of the offering for the most recent fiscal year end and interim period presented. Additional, please provide a note that explains how these amounts were calculated;

COMPANY’S RESPONSE

We revised our disclosure to include a footnote that explains what our pro forma amounts represent. Furthermore, we added the pro forma net loss per share and the weighted average shares used to show the impact of the offering for the most recent fiscal year and interim period presented, including a note explaining how the amounts were calculated.

●	On page 33 under Capitalization, you disclose that the number of shares of Common Stock on a pro forma and pro forma as adjusted basis set forth in the table above is based on 14,378,967 shares of our Common Stock outstanding as of September 30, 2022, and excluded 748,481 shares of common stock subject to possible redemption. It appears that your pro forma and pro forma as adjusted shares of 15,127,448 and 19,571,893 includes the 748,481 shares subject to possible redemption. Please revise your disclosure to correct this inconsistency; and

COMPANY’S RESPONSE

We revised our disclosure to resolve the inconsistency related to the 748,481 shares subject to possible redemption.

●	On page 34 under Dilution, please revise your disclosure to include how your historical net tangible book value (deficit) per share as of September 30, 2022 was calculated. In addition, the last column of your table does not appear to foot to the total presented. Please revise your table to include the amounts related to your pro forma decrease in net tangible book value per share and pro forma net tangible book value per share under the amount related to historical net tangible book value (deficit) per share as of September 30, 2022. Please also revise your disclosure to state whether your as adjusted net tangible book value per share immediately after this offering includes or excludes the 748,481 shares subject to possible redemption.

COMPANY’S RESPONSE

On page 34, under Dilution, we revised our disclosure to include how the historical net tangible book value (deficit) per share as of September 30, 2022, was calculated. For clarity purposes, we reformatted and revised the dilution table and added a disclosure to clarify the impact of the 748,481 shares subject to possible redemption..

Risk Factors

The market prices and trading volume of our shares of Common Stock may experience rapid and substantial price volatility..., page 27

3.	We note your disclosure regarding the risks that may arise from the publication of research reports by analysts or others about you or your cryptocurrency including the NFT industry which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis. Please explain the references to your cryptocurrency and the NFT industry and their relevance to your business.

COMPANY’S RESPONSE

This disclosure was included in error. We do not own or trade any cryptocurrency, and our business bears no relation to the NFT industry. The publication of such research reports is not relevant in any way to our business. We have removed this disclosure and any references to cryptocurrency or the NFT industry from the Registration Statement.

Executive Compensation, page 57

4.	Please update your executive compensation information to reflect the fiscal year ended December 31, 2022.

COMPANY’S RESPONSE

We have updated our executive compensation information to reflect the fiscal year ended December 31, 2022.

Certain Relationships and Related Person Transactions, page 58

5.	Please update your disclosure in this section to confirm that you have included any applicable transactions since the beginning of your last fiscal year. Refer to Item 404 of Regulation S-K..

COMPANY’S RESPONSE

We have updated our disclosure to confirm that we have included any applicable transactions since the beginning of our last fiscal year.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Akinobu Yorihiro
By:	Akinobu Yorihiro
Chief Technology Officer

cc:	David L. Ficksman